

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2015

Robert F.X. Sillerman
Chief Executive Officer
Viggle Inc.
902 Broadway, 11th Floor
New York, New York 10010

     Re: Viggle Inc.
             Preliminary Information Statement on Schedule 14C
             Filed May 15, 2015
             File No. 001-35620

Dear Mr. Sillerman:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Maryse Mills-Apenteng

                              Maryse Mills-Apenteng
                              Special Counsel